Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Q2 results confirm full year guidance. Strong pipeline results underpin potential of several highly innovative products
•	Net sales in line with prior year (0% cc1, -2% USD), as growth drivers offset Gleevec/Glivec Gx impact:
o	Cosentyx (USD 490 million, +90% cc) continues strong growth in all three indications
o	Entresto (USD 110 million) grew steadily driven by improved access and US sales force expansion
o	Excluding Gleevec/Glivec, Oncology grew 9% (cc), driven by Promacta, Tafinlar + Mekinist and Jakavi
o	Sandoz declined 4% (cc) mainly impacted by increased US pricing pressure
o	Alcon grew 3% (cc) driven by Surgical (+3% cc) with growth in key segments, including IOLs, and Vision Care (+2% cc)
•	Core[1] operating income in line with prior year (0% cc, -3% USD) as gross margin expansion and productivity offset the generic erosion and growth investments:
o	Core EPS of USD 1.22, grew 2% (cc, -1% USD), including the benefit from the share buyback program (approximately +1%)
•	Net income grew 14% (cc, +10% USD) mainly driven by divestment gains and lower amortization
•	Free cash flow[1] grew 28% versus prior year, to USD 3.2 billion
•	Innovation milestones strengthening pipeline and reinforcing growth prospects:
o	RTH258 demonstrated non-inferiority to aflibercept, majority of patients exclusively on a 12 week interval
o	ACZ885 reduced cardiovascular risk in people who survived a heart attack
o	CTL019 JULIET showed durable complete responses up to 6 months in adults with r/r DLBCL
o	Rydapt approved in US for FLT3-mutated AML and advanced systemic mastocytosis
o	Tafinlar + Mekinist received FDA approval for BRAF+ mutant metastatic NSCLC
o	Kisqali received positive CHMP opinion for HR+/HER2- metastatic breast cancer
o	CTL019 unanimously recommended for approval by FDA advisory committee to treat pediatric ALL
o	Biosimilars Erelzi (etanercept) and Rixathon (rituximab) were approved in the EU and biosimilars for adalimumab and infliximab were accepted for regulatory review by EMA
o	Generic Advair Diskus® regulatory submission was accepted by FDA
•	2017 Group outlook re-confirmed:
o	Net sales expected to be broadly in line with prior year (cc), core operating income expected to be broadly in line or decline low single digit (cc)

Key figures[1]	Q2 2017	Q2 2016	% change		H1 2017	H1 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net Sales	12 242	12 470	-2	0	23 781	24 070	-1	1
Operating income	2 280	2 093	9	13	4 202	4 544	-8	-4
Net income	1 979	1 806	10	14	3 644	3 817	-5	-1
EPS (USD)	0.84	0.76	11	15	1.54	1.60	-4	-1
Free cash flow	3 243	2 526	28		4 908	3 888	26
Core
Operating income	3 235	3 332	-3	0	6 245	6 593	-5	-2
Net income	2 866	2 930	-2	1	5 556	5 718	-3	0
EPS (USD)	1.22	1.23	-1	2	2.35	2.40	-2	1

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

Basel, July 18, 2017 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered very strong innovation in Q2 including the positive pivotal trial readouts for RTH258, ACZ885 and CTL019 JULIET, demonstrating the strength of our pipeline. We are on track for the full year guidance. The trajectory of the current growth drivers reinforces our confidence in our next growth phase, which we expect to start in 2018.”

GROUP REVIEW

Second quarter Group financials

Net sales were USD 12.2 billion (-2%, 0% cc) in the second quarter, as volume growth of 6 percentage points was offset by the negative impacts of generic competition (-3 percentage points) and pricing (-3 percentage points).

Operating income was USD 2.3 billion (+9%, +13% cc) driven by higher divestment gains and lower amortization. Core adjustments amounted to USD 1.0 billion (2016: USD 1.2 billion).

Core operating income was USD 3.2 billion (-3%, 0% cc). Core operating income margin in constant currencies remained flat as generic erosion of Gleevec/Glivec and growth investments were offset by gross margin expansion and productivity. Currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.3 percentage points to 26.4% of net sales.

Net income was USD 2.0 billion (+10%, +14% cc), broadly in line with operating income.

EPS was USD 0.84 (+11%, +15% cc), including the benefit from the share buyback program.

Core net income was USD 2.9 billion (-2%, +1% cc), broadly in line with core operating income.

Core EPS was USD 1.22 (-1%, +2% cc), including the benefit from the share buyback program.

Free cash flow amounted to USD 3.2 billion (+28% USD) compared to USD 2.5 billion in the prior year quarter. The increase of USD 0.7 billion was mainly driven by improved cash flows from operating activities, which included a higher dividend received from GSK Consumer Healthcare Holdings Ltd., as well as higher divestment proceeds and lower capital expenditure.

Innovative Medicines net sales were USD 8.3 billion (-1%, +1% cc) in the second quarter, with volume growth of 7 percentage points driven by Cosentyx, Entresto, Promacta/Revolade, Tafinlar + Mekinist,  Jakavi, and Gilenya. Generic competition had a negative impact of 4 percentage points and pricing had a negative impact of 2 percentage points, both largely due to Gleevec/Glivec genericization in Europe and the US.

Operating income was USD 2.1 billion (+11%, +16% cc), up mainly due to divestment gains and lower amortization. Core adjustments totaled USD 501 million (2016: USD 803 million). Core operating income was USD 2.6 billion (-3%, +1% cc). Core operating income margin in constant currencies decreased by 0.2 percentage points due to generic erosion and launch investments for Entresto, Cosentyx and Kisqali, partly offset by improved gross margin and productivity. Currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 0.7 percentage points to 31.1% of net sales.

Sandoz net sales were USD 2.5 billion (-5%, -4% cc) in the second quarter, as volume growth of 4 percentage points was more than offset by 8 percentage points of price erosion, mainly in the US. Sales in the US declined 15% (cc), mainly due to pricing pressure in retail generics and prior year launch timing. Net sales across Europe and the rest of the world grew 3% (cc).

Operating income was USD 330 million (-13%, -13% cc). Core operating income was USD 497 million (-7%, -7% cc). Core operating income margin in constant currencies decreased by 0.7 percentage points, mainly due to higher M&S investment in key ex-US markets and biosimilars. Currency had a positive impact of 0.2 percentage points, resulting in a net decrease of 0.5 percentage points to 20.3% of net sales.

Alcon net sales were USD 1.5 billion (+1%, +3% cc) in the second quarter. Surgical sales grew 3% (cc) with strong growth in cataract consumables and vitreoretinal, intraocular lenses returning to growth globally. Vision Care sales grew 2% (cc), driven by the continued double-digit growth of Dailies Total1.

Operating loss was USD 19 million compared to USD 7 million income in the prior year quarter. Core operating income was USD 211 million (-11%, -7% cc), impacted by growth plan investments in M&S. Core operating income margin in constant currencies decreased by 1.5 percentage points. Currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 1.9 percentage points to 13.9% of net sales.

First half

Net sales were USD 23.8 billion (-1%, +1% cc) in the first half, as volume growth of 6 percentage points was partially offset by the negative impacts of generic competition (-3 percentage points) and pricing (-2 percentage points).

Operating income was USD 4.2 billion (-8%, -4% cc). Core adjustments amounted to USD 2.0 billion in line with the prior year period, as the RLX030 net charge was offset mostly by lower amortization.

Core operating income was USD 6.2 billion (-5%, -2% cc). Core operating income margin in constant currencies decreased 0.9 percentage points, mainly due to generic erosion of Gleevec/Glivec and growth investments. Currency had a negative impact of 0.2 percentage points, resulting in a net decrease of 1.1 percentage points to 26.3% of net sales.

Net income was USD 3.6 billion (-5%, -1% cc), declining less than operating income due to higher income from associated companies.

EPS was USD 1.54 (-4%, -1% cc), including the benefit from the share buyback program.

Core net income was USD 5.6 billion (-3%, 0% cc), including the benefit from higher core income from associated companies.

Core EPS was USD 2.35 (-2%, +1% cc), including the benefit from the share buyback program.

Free cash flow amounted to USD 4.9 billion (+26% USD) compared to USD 3.9 billion in the prior year period. The increase of USD 1.0 billion was mainly driven by improved cash flows from operating activities, which included a higher dividend received from GSK Consumer Healthcare Holdings Ltd.

Innovative Medicines net sales were USD 16.0 billion (-1%, +2% cc) in the first half, with volume growth of 7 percentage points driven by Cosentyx, Entresto, Promacta/Revolade, Jakavi, Tafinlar + Mekinist and Gilenya. Generic competition had a negative impact of 4 percentage points and pricing had a negative impact of 1 percentage point, both largely due to Gleevec/Glivec genericization in Europe and the US.

Operating income was USD 3.8 billion (-6%, -2% cc). Core adjustments totaled USD 1.2 billion, in line with prior year, as the RLX030 net charge was offset mostly by lower amortization. Core operating income was USD 5.0 billion (-5%, -1% cc). Core operating income margin in constant currencies decreased by 1.0 percentage points mainly due to generic erosion and launch investments for Entresto, Cosentyx and Kisqali, partly offset by improved gross margin and productivity. Currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 1.4 percentage points to 31.3% of net sales.

Sandoz net sales were USD 4.9 billion (-3%, -2% cc) in the first half, as volume growth of 6 percentage points was more than offset by 8 percentage points of price erosion. Sales in the US declined 8% (cc) mainly due to pricing pressure in retail generics. Net sales across Europe and the rest of the world grew 2% (cc).

Operating income was USD 673 million (-7%, -8% cc). Core operating income was USD 1.0 billion (-6%, -6% cc). Core operating income margin in constant currencies decreased by 1.0 percentage point, mainly due to higher M&S investment in key ex-US markets and biosimilars. Currency had a positive impact of 0.3 percentage points, resulting in a net decrease of 0.7 percentage points to 19.6% of net sales.

Alcon net sales were USD 2.9 billion (0%, +2% cc) in the first half. Surgical sales grew 1% (cc), driven by strong performance of the vitreoretinal portfolio and cataract consumables. Vision Care sales grew 3% (cc) driven by the continued double-digit growth of Dailies Total1.

Operating loss was USD 62 million compared to USD 38 million income in the prior year period. Core operating income was USD 398 million (-17%, -13% cc), impacted by growth plan investments in M&S. Core operating income margin in constant currencies decreased by 2.3 percentage points. Currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 2.8 percentage points to 13.6% of net sales.

Key growth drivers

Underpinning our financial results in the second quarter is a continued focus on key growth drivers, including Cosentyx, Entresto, Promacta/Revolade, Tafinlar + Mekinist, Jakavi, Tasigna, Gilenya and Kisqali, as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Drivers

•
Cosentyx (USD 490 million, +90% cc), continued its positive launch trajectory in the second quarter of 2017 with strong growth in PsA, AS and PsO. Cosentyx has been used to treat more than 90,000 patients since launch.

•	Entresto (USD 110 million, +240% cc), continued to grow, benefitting from the impact of improved access, sales force expansion in the US and reimbursement in Europe.

•
Promacta/Revolade (USD 210 million, +35% cc) grew at a strong double-digit rate, driven by continued worldwide uptake as well as growth of the thrombopoietin class for chronic immune thrombocytopenic purpura.

•	Tafinlar + Mekinist (USD 216 million, +28% cc) performance was driven by double-digit growth across all regions.

•	Jakavi (USD 186 million, +32% cc) showed continued double-digit growth across all major markets driven by myelofibrosis and launch of the second-line polycythemia vera indication.

•	Tasigna (USD 463 million, +7% cc) showed solid growth in the second quarter driven by the US and Emerging Growth Markets.

•	Gilenya (USD 837 million, +5% cc), exhibited continued growth.

•
Kisqali (USD 8 million) CDK4/6 inhibitor continues to gain access in the US market. Second quarter sales were modest with multiple patient access programs available to initiate treatment and bridge to insurance coverage.

•	Biopharmaceuticals (USD 260 million, +6% cc) grew mainly driven by Zarxio in the US.

Emerging Growth Markets

•
Net sales in Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 4% USD, 8% cc driven by strong performance in China (+10% cc), Russia (+9% cc) and Brazil (+8% cc).

Strengthen R&D

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Key developments from the second quarter of 2017 include:

New approvals and regulatory opinions

•	Kisqali received a positive CHMP opinion as a first-line option for HR+/HER2- advanced or metastatic breast cancer in combination with any aromatase inhibitor.

•	Rydapt (midostaurin, formerly PKC412) was approved in the US to treat newly diagnosed FLT3-mutated acute myeloid leukemia (AML) and three types of systemic mastocytosis.

•	Zykadia received FDA and EMA approval for first line use in ALK-positive advanced non-small cell lung cancer (NSCLC).

•	Tafinlar + Mekinist received FDA approval for treatment of BRAF V600E mutant metastatic NSCLC.

•
CTL019 (tisagenlecleucel) was unanimously recommended for approval by an FDA Oncologic Drugs Advisory Committee in July, for the treatment of pediatric and young adult patients with relapsed or refractory (r/r) B-cell acute lymphoblastic leukemia.

•
Cosentyx received EMA approval in July for a label update to include 52 week data from CLEAR study demonstrating long-term superiority of Cosentyx versus Stelara® in psoriasis. The update also includes the use of Cosentyx in moderate-to-severe scalp psoriasis, one of the most difficult-to-treat types of psoriasis.

•
Tasigna received EMA approval for inclusion of Treatment-free Remission data in its product label. Tasigna is the first and only tyrosine kinase inhibitor to include information on stopping therapy in Ph+ CML-CP patients in the EU product information.

•	PDR001 (PD-1 Antagonist) received orphan drug designation from FDA for treatment of neuroendocrine tumors.

•
Sandoz received approval and launched two major biosimilars in the EU. Erelzi (etanercept) to treat immunological diseases such as rheumatoid arthritis, psoriasis, and psoriatic arthritis. Rixathon (rituximab) to treat blood cancers and immunological diseases.

•	Alcon Clareon monofocal IOL was approved in the EU. Clareon is a next-generation intraocular lens with superior optical properties and stability.

•	Alcon CyPass Micro-stent was launched in Europe. The device is a micro invasive Glaucoma surgical device to lower intraocular pressure.

Regulatory submissions and filings

•
AMG 334 (erenumab) became the first anti-CGRP monoclonal antibody to be submitted to both FDA and EMA for migraine prevention. Novartis confirmed EMA acceptance of regulatory submission of AMG 334 in June.

•	Sandoz proposed biosimilars adalimumab (AbbVie’s Humira®) and infliximab (Janssen and Merck’s Remicade®) were accepted for regulatory review by EMA.

•	Sandoz Generic Advair Diskus® regulatory submission was accepted by FDA for treatment of asthma and airflow obstruction and reducing exacerbations in patients with COPD.

Results from ongoing trials and other highlights

•
RTH258 (brolucizumab) phase III studies achieved the primary efficacy endpoint of non-inferiority to aflibercept, with a majority of patients maintained exclusively on a 12 week interval. The results of the HAWK and HARRIER trials will be presented at the American Academy of Ophthalmology meeting, in November.

•
ACZ885 (canakinumab) CANTOS phase III study met the primary endpoint showing that in combination with standard of care therapy, ACZ885 reduces cardiovascular risk in people with a prior myocardial infarction and inflammatory atherosclerosis.

•
CTL019 JULIET trial interim analysis showed durable complete responses in adults with r/r DLBCL. The three-month overall response rate was 45%, with 37% complete response (CR); all patients in CR at three months remained in CR at data cutoff. Primary analysis at six months confirmed the interim analysis.

•	CTL019 ELIANA 6-month follow-up data show durable remission rates in children and young adults with r/r B-cell ALL.

•	CTL119 in combination with ibrutinib showed that eight of nine patients tested had no signs of chronic lymphocytic leukemia in their bone marrow three months after treatment.

•
AMG 334 (erenumab) data from Phase III trials STRIVE and ARISE was presented at American Academy of Neurology. The data confirmed the potential of AMG 334 to substantially reduce days with migraine for people experiencing up to 14 migraine days a month (episodic migraine). The safety profile of AMG 334 was comparable to placebo.

•
AMG 334 data was presented at the American Headache Society that showed significantly reduced monthly migraine days by an average of 6.6 days from baseline for people experiencing at least 15 migraine days a month (chronic migraine).

•
PDR001 achieved First Patient First Visit (FPFV) for Phase III trial  in combination with Tafinlar + Mekinist for metastatic BRAF V600+ melanoma, Phase II trial of PDR001 in neuroendocrine tumors and three Phase I trials of PDR001 in other tumor types.

•
Cosentyx additional data showed sustained improvements in signs and symptoms for both AS and PsA in up to 80% of patients at 3 years. Also additional data showed rapid and sustained pain relief from as early as week 3, which was sustained out to 2 years in PsA patients.

•	Tafinlar + Mekinist study demonstrated durable survival benefit at five years in patients with BRAF mutation-positive metastatic melanoma.

•
Kisqali follow-up data was presented at ASCO and reinforced the efficacy and safety of Kisqali as a first-line option for HR+/HER2- advanced or metastatic breast cancer. The data showed that after nearly one year of additional follow-up, Kisqali plus letrozole demonstrated median progression-free survival of 25.3 months compared to 16.0 months for letrozole alone.

•
Rydapt Phase III RATIFY trial full analysis was published in the NEJM and showed significant overall survival benefit observed for FLT3+ AML patients consistent across FLT3 mutation subgroups, including ITD and TKD.

•	VAY785 (emricasan) exclusive option was exercised with Conatus granting Novartis the license to develop and commercialize globally for the treatment of non-alcoholic steatohepatitis (NASH).

Transform Alcon into an agile business

The Alcon Division grew sales 3% (cc) in the second quarter driven by Surgical (+3% cc) as well as continued growth in Vision Care (+2% cc). These results reflect the actions taken to accelerate innovation, strengthen customer relationships and improve the efficiency and effectiveness of operations. Based on these results the full year guidance for Alcon has been revised upward to low single digit growth.

The return to sales growth in Surgical was driven by growth in key segments, including strong performance in vitreoretinal and cataract consumables, as well as IOLs returning to growth globally. The division also invested in expanding its new product launches, and CyPass received US reimbursement in July and was launched in the EU during the quarter.

In Vision Care, contact lenses grew for the fifth consecutive quarter driven by Dailies Total1 growth in all regions.

In January 2017, Novartis announced a strategic review of Alcon. Options to maximize shareholder value of the Alcon Division are under consideration. A status update will be provided towards the end of 2017.

Create a stronger company for the future

We continued to advance all of our productivity and quality programs in the second quarter:

•
Novartis Business Services (NBS), our cross-divisional services organization, continues to deliver sustainable savings with a disciplined approach to investment while improving quality of services. In addition, we continue to optimize our geographical footprint to further strengthen capabilities in the five Novartis Global Service Centers.

•
Novartis Technical Operations (NTO) continues to execute on its priorities of driving efficiency through manufacturing synergy, improved resource allocation and reduction of external spend. The integrated Supply Chain organization is improving customer service levels, worldwide product launch coordination and its agility to respond to near-term market variability. NTO is additionally reviewing logistics strategies to improve Novartis’ overall competitiveness with a more efficient distribution network.

•
Global Drug Development (GDD), implemented in 2016, oversees drug development across the innovative medicines and the biosimilars portfolio. The enterprise-wide approach to portfolio management is enabling better resource allocation and increased R&D productivity.

•
Novartis continues to drive compliance, reliable product quality and sustainable efficiency as part of the quality strategy. A total of 107 global health authority inspections were completed in the first half (61 in Q2), 18 of which were conducted by the FDA (6 in Q2). All were deemed good or acceptable with one outcome pending.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In January 2017, Novartis announced an up to USD 5 billion share buyback to be executed on the second trading line. During the first six months of 2017, Novartis repurchased 35.1 million shares under this buyback and 6.3 million shares to mitigate dilution related to equity-based participation plans of associates. In addition, 2.3 million shares were repurchased from associates, and 12.5 million treasury shares were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 31.2 million versus December 31, 2016. Novartis aims to fully offset the dilutive impact from equity-based participation plans of associates. These treasury share transactions resulted in a net cash outflow of USD 2.9 billion.

As of June 30, 2017, the net debt increased by USD 6.1 billion to USD 22.1 billion. The increase was mainly driven by the USD 6.5 billion annual dividend payment, net share repurchases and M&A related payments, partly offset by USD 4.9 billion free cash flow in the first six months of 2017.

The long-term credit rating for the company continues to be double-A (Moody’s Investors Service Aa3; S&P Global Ratings AA-; Fitch Ratings AA).

2017 Outlook

Barring unforeseen events

We re-confirm our Group outlook as presented at the beginning of 2017. Group net sales in 2017 are expected to be broadly in line with the prior year (cc), after absorbing the impact of generic competition, including the continued genericization of Gleevec/Glivec in the US and Europe.

From a divisional perspective, we expect net sales performance (cc) in 2017 to be as follows:
•	Innovative Medicines: broadly in line with prior year, to a slight increase
•	Sandoz: broadly in line with prior year
•	Alcon: revised upward to low single digit growth

Group core operating income in 2017 is expected to be broadly in line with prior year to a low single digit decline (cc).

If mid-July exchange rates prevail for the remainder of 2017, the currency impact for the year would be negative 1 percentage point on net sales and negative 2 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Summary Financial Performance

Innovative Medicines	Q2 2017	Q2 2016	% change		H1 2017	H1 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net Sales	8 275	8 387	-1	1	15 967	16 116	-1	2
Operating income	2 075	1 866	11	16	3 796	4 046	-6	-2
As a % of sales	25.1	22.2			23.8	25.1
Core Operating income	2 576	2 669	-3	1	5 002	5 271	-5	-1
As a % of sales	31.1	31.8			31.3	32.7

Sandoz	Q2 2017	Q2 2016	% change		H1 2017	H1 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net Sales	2 451	2 577	-5	-4	4 881	5 022	-3	-2
Operating income	330	380	-13	-13	673	726	-7	-8
As a % of sales	13.5	14.7			13.8	14.5
Core Operating income	497	535	-7	-7	957	1 020	-6	-6
As a % of sales	20.3	20.8			19.6	20.3

Alcon	Q2 2017	Q2 2016	% change		H1 2017	H1 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net Sales	1 516	1 506	1	3	2 933	2 932	0	2
Operating loss / income	-19	7	nm	nm	-62	38	nm	nm
As a % of sales	-1.3	0.5			-2.1	1.3
Core Operating income	211	238	-11	-7	398	481	-17	-13
As a % of sales	13.9	15.8			13.6	16.4
nm = not meaningful

Corporate	Q2 2017	Q2 2016	% change		H1 2017	H1 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-106	-160	34	29	-205	-266	23	18
Core Operating loss	-49	-110	55	51	-112	-179	37	32

Total Group	Q2 2017	Q2 2016	% change		H1 2017	H1 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net Sales	12 242	12 470	-2	0	23 781	24 070	-1	1
Operating income	2 280	2 093	9	13	4 202	4 544	-8	-4
As a % of sales	18.6	16.8			17.7	18.9
Core Operating income	3 235	3 332	-3	0	6 245	6 593	-5	-2
As a % of sales	26.4	26.7			26.3	27.4
Net income	1 979	1 806	10	14	3 644	3 817	-5	-1
EPS (USD)	0.84	0.76	11	15	1.54	1.60	-4	-1
Cash flows from operating activities	3 582	3 111	15		5 627	4 653	21
Free cash flow	3 243	2 526	28		4 908	3 888	26

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2120951/808094.pdf.
Novartis Q2 and H1 2017 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “potential,” “guidance,” “growth drivers,” “continues,” “pipeline,” “growth prospects,” “positive CHMP opinion,” “outlook,” “expected,” “on track,” “trajectory,” “confidence,” “growth phase,” “expect,” “launch,” “growth plan,” “initiate,” “continued focus,” “launch trajectory,” “pipelines,” “recommended,” “launched,” “next-generation,” “to be filed,” “proposed,” “ongoing,” “driven,” “option,” “to accelerate,” “launches,” “strategic review,” “to maximize,” “under consideration,” “will,” “towards the end of 2017,” “for the future,” “continue,” “to further strengthen,” “priorities,” “improving,” “reviewing,” “remains a priority,” “to be executed,” “aims,” “re-confirm,” “continued,” “would,” “estimated,” “Priority Review,” “investigational,” “Breakthrough Therapy designation,” “evaluating,” “investigating,” “commitment,” “planned,” “subject to,” “Fast Track designation,” “being co-commercialized,” “growing,” “underway,” “filed,” “submitted,” “can,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential outcome of the announced review of options being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact on Novartis or any of our divisions of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the review of options being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time.  Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Advair Diskus® is a registered trademark of the GSK group of companies. Stelara® is a trademark of Janssen Biotech, Inc. Humira® is a registered trademark of AbbVie Inc. Remicade® is a registered trademark of Janssen Biotech, Inc. Jakafi® is a registered trademark of Incyte Corporation. Enbrel® is a registered trademark of Amgen Inc. MabThera® is a registered trademark of F. Hoffmann-la Roche AG. Rituxan® is a registered trademark of Biogen. Opdivo® and Yervoy® are trademarks of Bristol-Myers Squibb Company.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 119,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
October 24, 2017 Third quarter results 2017